UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): March 31, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 2.01. Completion of Acquisition or Disposition of Assets

On March 31, 2011, Ashland Inc. ("Ashland") completed the sale of substantially all of the assets of the global distribution business conducted by the segment of Ashland known as "Ashland Distribution" (the "Business") pursuant to the terms of the Agreement of Purchase and Sale, dated November 5, 2010 and amended as of March 31, 2011 (the "Amended Agreement"), by and between Ashland and Nexeo Solutions, LLC, formerly known as TPG Accolade, LLC ("Nexeo") for a purchase price of approximately $979 million in cash, including adjustments for estimated closing net working capital and certain accrued non-U.S. pension obligations, plus the assumption of certain other specified liabilities. The purchase price is subject to post-closing adjustments for actual net working capital and accrued non-U.S. pension obligations at closing. Ashland will file the financial information required by Item 9.01(b) of Form 8-K and the Amended Agreement within four business days of March 31, 2011.

The closing of the Business is discussed further in the news release attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

Exhibit   Description

99.1   News Release dated March 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ASHLAND INC.
(Registrant)


March 31, 2011   /s/ David L. Hausrath
                                               David L. Hausrath
                                               Senior Vice President and
                                               General Counsel

Exhibit Index

Exhibit   **Description**

99.1   News Release dated March 31, 2011.

Exhibit 99.1

News Release

FOR ADDITIONAL INFORMATION
Media Relations   Investor Relations
Jim Vitak   David Neuberger
(614) 790-3715   (859) 815-4454
jevitak@ashland.com daneuberger@ashland.com

FOR IMMEDIATE RELEASE:
March 31, 2011

Ashland Inc. completes sale of Distribution business to Nexeo Solutions, LLC

COVINGTON, Ky. – Ashland Inc. (NYSE:ASH) today announced that it has closed the sale of its global distribution business, known as Ashland Distribution, to Nexeo Solutions, LLC, an affiliate of TPG Capital, for a purchase price of approximately $979 million in cash, including an adjustment for estimated closing net working capital, plus the assumption of certain specified liabilities. The purchase price is subject to post-closing adjustment for the difference between estimated and actual closing net working capital. With approximately 2,000 employees, the business generated revenues of $3.4 billion in fiscal year 2010.

Commenting on the transaction, Chairman and Chief Executive Officer James J. O'Brien said, "This transaction signifies our sharpened focus as a high-performing specialty chemicals company. It also is consistent with our overall goal to return maximum long-term value to our shareholders."

Noting further opportunities, O'Brien added, "As we move forward, we are well-positioned to invest in and grow our business, and we intend to do so."

Effective with the divestiture, approximately 42 percent of Ashland's sales are now derived from outside North America, with nearly 20 percent originating in the high-growth regions of Latin America and Asia Pacific.

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Bank of America Merrill Lynch acted as financial advisor to Ashland, and Cravath, Swaine & Moore LLP acted as primary legal counsel to Ashland. Citi, Barclays Capital, Deutsche Bank Securities Inc. and Morgan Stanley & Co., Incorporated acted as financial advisors to TPG Capital; and Vinson & Elkins LLP and Cleary Gottlieb Steen & Hamilton LLP acted as legal advisors to TPG.

In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, personal care, pharmaceutical, tissue and towel, and water treatment. Visit www.ashland.com to see the innovations we offer through our four commercial units – Ashland Aqualon Functional Ingredients, Ashland Hercules Water Technologies, Ashland Performance Materials and Ashland Consumer Markets (Valvoline).

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Forward-Looking Statements
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon a number of assumptions, including those mentioned within this news release. Other risks and uncertainties include those that are described in filings made by Ashland with the Securities and Exchange Commission, including its most recent Forms 10-K and 10-Q, which are available on Ashland's website at http://investor.ashland.com or at www.sec.gov. Ashland believes its expectations are reasonable, but cannot assure they will be achieved. Forward-looking information may prove to be inaccurate, and actual results may differ significantly from those anticipated. Ashland is not obligated to subsequently update or revise the forward-looking statements made in this news release.